                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                           Questron Technology, Inc.
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 per Share
                        (Title of Class of Securities)

                                  748372 20 8
                                (Cusip Number)

                              Dominic A. Polimeni
                        6400 Congress Ave., Suite 200A
                          Boca Raton, Florida  33487
                                (561) 241-5251
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 24, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

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      GREGORY S. AND VALERIE L. FITZGERALD
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      NAME OF REPORTING PERSON

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      SEE ITEM 3 HEREOF.
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                           - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              476,475 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          476,475 (1)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          476,475 (1)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      9.8% (2)
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      TYPE OF REPORTING PERSON
14

      IN
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(1)  Gregory S. and Valerie L. Fitzgerald are husband and wife. This figure includes presently exercisable options to purchase a total of 40,000 shares of the Common Stock of the Issuer pursuant to separate Option Agreements between each of the Fitzgeralds and the Issuer, each covering 20,000 shares.



                                                               Page 2 of 5 Pages






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(2)  Calculated in accordance with Rule 13d-3(c) of the Act based on 4,846,756 total outstanding shares of Common Stock of the Issuer and all other shares of Common Stock of the Issuer beneficially owned by the reporting persons as reflected herein.


ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Questron Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6400 Congress Avenue, Suite 200A, Boca Raton, Florida 33487.

ITEM 2.   IDENTITY AND BACKGROUND.

     1.   (a)  Gregory S. Fitzgerald

          (b)  4324 Garland Drive
               Fort Worth, Texas  76117

          (c)  President
               Fas-Tronics, Inc.
               4324 Garland Drive
               Fort Worth, Texas  76117

     2.   (a)  Valerie L. Fitzgerald

          (b)  4324 Garland Drive
               Fort Worth, Texas  76117

          (c)  Operations Manager
               Fas-Tronics, Inc.
               4324 Garland Drive
               Fort Worth, Texas  76117

          (d) Neither of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws or finding any violation with respect to such laws.

          (f) Both of the persons identified in this Item 2 are citizens of the United States of America.


                                                               Page 3 of 5 Pages
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The persons identified in Item 2 above, Gregory Fitzgerald and Valerie Fitzgerald (the "Fitzgeralds"), acquired the shares of the Common Stock reported herein (the "Shares") from the Issuer pursuant to a Stock Purchase Agreement (herein so called) dated as of June 12, 1998, and amended as of July 29, 1998 and September 21, 1998, by and between the Issuer, the Fitzgeralds and Fas-Tronics, Inc., a Texas corporation ("Fas-Tronics"). Pursuant to the Stock Purchase Agreement, the Fitzgeralds sold 100% of the issued and outstanding capital stock of Fas-Tronics to the Issuer in exchange for cash and the Shares. See Item 6 hereof.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Fitzgeralds acquired the Shares as partial consideration for the sale of 100% of the issued and outstanding capital stock of Fas-Tronics, a distributor of metal fasteners. The Fitzgeralds have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Shares include 40,000 shares subject to options presently exercisable by the Fitzgeralds and 14,534 shares of Common Stock of Issuer previously purchased by the Fitzgeralds on open market transactions. The Fitzgeralds may in the future acquire on the open market or in private transactions additional shares of the Issuer's Common Stock, depending on market conditions and other investment considerations material to such persons.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of the Common Stock of the Issuer owned by the Fitzgeralds pursuant to Rule 13d-3 of the Act is 476,475, constituting approximately 9.8% of the outstanding shares of Common Stock of the Issuer.

     The Fitzgeralds are not the beneficial owners of any other shares of the Common Stock of the Issuer.

     (b) The Fitzgeralds share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock of the Issuer for which this report is filed.

     (c) The Fitzgeralds have not effected any transactions in shares of the Common Stock of the Issuer, other than as described in Items 3, 4 and 6 hereof.

     (d) No person or entity other than the Fitzgeralds has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by them.

     (e)  Not applicable.


                                                               Page 4 of 5 Pages
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ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     Pursuant to the Stock Purchase Agreement, on September 24, 1998 (the "Closing Date"), the Fitzgeralds conveyed to the Issuer 100% of the issued and outstanding capital stock of Fas-Tronics. The total purchase price paid by the Issuer for the Fas-Tronics shares was $6,229,674 in cash, 421,941 shares of the Issuer's Common Stock, and options to purchase a total of 40,000 shares of the Issuer's Common Stock at an exercise price of $4.575 per share, which options may be exercised for a five-year period following the Closing Date.

     True and correct copies of the Option Agreements between Gregory Fitzgerald and the Issuer, and Valerie Fitzgerald and the Issuer, are filed as exhibits hereto. Except as set forth herein, there are no other contracts, arrangements, understandings, or relationships with respect to the shares of the Common Stock for which this report is filed.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (a) Non-Statutory Stock Option Agreement between Gregory Fitzgerald and Questron Technology, Inc.

     (b) Non-Statutory Stock Option Agreement between Valerie Fitzgerald and Questron Technology, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:         October 9, 1998

                                               /s/ Gregory Fitzgerald
                                            ---------------------------------
                                            GREGORY FITZGERALD


                                               /s/ Valerie Fitzgerald
                                            ---------------------------------
                                            VALERIE FITZGERALD



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